CONTACT:  Michael P. Hawks                      (NYSE -- BMC)
          (612) 851-6030                    FOR IMMEDIATE RELEASE



                             BMC ANNOUNCES ESTABLISHMENT
                   OF HUNGARIAN APERTURE MASK INSPECTION FACILITY


March 17, 1997- Minneapolis, MN -- BMC Industries, Inc. today announced the establishment of a subsidiary in Hungary which will operate a low-cost aperture mask inspection facility under the name Buckbee-Mears Hungary.

Buckbee-Mears Hungary has purchased an existing facility in Tatabanya, Hungary for its operations. Buckbee-Mears Hungary will inspect high resolution computer monitor masks manufactured at the Company's Mullheim, Germany facility. The Company anticipates that the Hungarian facility will begin inspecting masks during the third quarter of 1997.

Paul B. Burke, BMC's Chairman and Chief Executive Officer stated that, "BMC's decision to establish a Hungarian subsidiary was driven by the desire to lower inspection costs while maintaining the highest quality standards."

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. Through Vision-Ease, the Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".

                                      -30-